EXHIBIT 99.1

Additional Financial Information (Unaudited)

The following additional financial information is provided based upon the continuing interest of certain stockholders and creditors to assist them in understanding our core manufacturing business with our financial services operations on a pre-tax equity basis. Our manufacturing operations, for this purpose, include our Truck segment, Engine segment, Parts segment, and Corporate items. The manufacturing operations financial information represents non-GAAP financial measures. The reconciling differences between these non-GAAP financial measures and our GAAP consolidated financial statements in Item 8 are our financial services operations, which are included on a pre-tax equity basis. Certain of our subsidiaries in our manufacturing operations have debt outstanding with our financial services operations (“intercompany debt”). In the condensed statements of assets, liabilities and stockholders’ deficit, the intercompany debt is reflected as accounts payable. The change in the intercompany debt is reflected in the net cash provided by operating activities in the condensed statements of cash activities.

We revised our previously reported condensed statements of assets, liabilities, redeemable equity securities, and stockholders’ deficit as of October 31, 2007 to give effects to recording stock options as redeemable equity securities, which have been classified as mezzanine equity. The redeemable equity securities were previously included in Stockholders’ deficit. In June 2007 we amended the terms of then-outstanding stock option awards to allow for cash settlement in the event of a change in control and when certain other conditions exist. In accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, the amended stock options’ intrinsic values should have been re-measured at the modification date and should have been recorded as Redeemable equity securities, which are classified as mezzanine equity on the consolidated statements of assets, liabilities, redeemable equity securities, and stockholders’ deficit. To record the amount reported as mezzanine equity, we recorded a corresponding reduction of Stockholders’ deficit in the amount of $139 million. The corrections had no effect on our previously reported condensed statements of operations and condensed statements of cash activities and are not considered material to any previously reported consolidated financial statements.

We have revised our previously reported condensed statements of cash activities for the years ended October 31, 2007 and 2006 to reflect the correction of errors identified in those statements. The errors were primarily related to the incorrect allocation of the effect of exchange rates on cash and cash equivalents where amounts previously reported in the Effect of exchange rates on cash and cash equivalents are now reported in Other, net in Net cash provided by (used in) operating activities and reclassifications from Net cash provided by operating activities to Net cash used in investing activities. The corrections had no effect on our previously reported condensed statements of assets, liabilities and stockholders’ deficit or condensed statements of revenues and expenses, and are not considered material to any previously reported condensed statements of cash activities.

Condensed Statements of Revenues and Expenses

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	For the years ended October 31
	2008	2007	2006
(in millions)
Sales of manufactured products, net	$14,399	$11,910	$13,878

Costs of products sold	11,930	10,131	11,703
Asset impairment	358	—	—
Selling, general and administrative expenses	1,309	1,352	1,234
Engineering and product development costs	380	382	453
Other expenses, net	209	246	240

Total costs and expenses	14,186	12,111	13,630

Income (loss) before income taxes—Manufacturing operations	213	(201)	248
—Financial services operations	(22)	128	147

Income (loss) before income taxes	191	(73)	395
Income tax expense	(57)	(47)	(94)

Net income (loss)	$134	$(120)	$301

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Condensed Statements of Assets, Liabilities, and Stockholders’ Deficit

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	As of October 31
	2008	2007
(in millions)		(Revised)
Cash and cash equivalents	$775	$716
Accounts receivable	1,069	788
Inventories	1,566	1,380
Investments in and advances to financial services operations	387	397
Investments in and advances to non-consolidated affiliates	156	154
Property and equipment, net	1,390	1,980
Goodwill and intangible assets, net	529	639
Other assets	185	331
Deferred taxes, net	67	123

Total assets	$6,124	$6,508

Accounts payable	$2,162	$1,888
Postretirement benefits liabilities	1,628	1,310
Debt—manufacturing operations	1,834	2,028
Other liabilities	1,852	2,016
Redeemable equity securities	143	140
Stockholders’ deficit	(1,495)	(874)

Total liabilities and stockholders’ deficit	$6,124	$6,508

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Condensed Statements of Cash Activities

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	For the years ended October 31
	2008	2007	2006
(in millions)		(Revised)	(Revised)
Cash flow from operating activities:
Net income (loss)	$134	$(120)	$301
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	333	312	317
Depreciation of equipment leased to others	44	40	34
Deferred taxes	82	39	(3)
Impairment of property and equipment	372	—	—
Equity in loss (income) of financial services operations	22	(128)	(147)
Equity in income of non-consolidated affiliates	(71)	(74)	(99)
Dividends from financial services operations	25	400	—
Dividends from non-consolidated affiliates	85	111	83
Other, net	(597)	(411)	10

Net cash provided by operating activities	429	169	496

Cash flow from investing activities:
Purchases of marketable securities	(42)	(221)	(179)
Sales or maturities of marketable securities	46	351	134
Net change in restricted cash and cash equivalents	7	24	1
Capital expenditures	(168)	(309)	(228)
Acquisitions, net of cash acquired	—	(7)	(54)
Contributions to NFC	(60)	—	—
Other investment activities	1	92	(25)

Net cash used in investing activities	(216)	(70)	(351)

Net cash provided by (used in) financing activities	(133)	(480)	140
Effect of exchange rate changes on cash and cash equivalents	(21)	19	17

Increase (decrease) in cash and cash equivalents	59	(362)	302
Cash and cash equivalents at beginning of the year	716	1,078	776

Cash and cash equivalents at end of the year	$775	$716	$1,078

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